Rockwell Provides Feedback from Fourth Quarter Diamond Sales

May 2, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of its diamonds sales for the fourth quarter of fiscal 2012.

Total proceeds of $6.0 million were generated from the sale of 5,795 carats. The average price per carat for the quarter was $1,041.

	Carats		Revenue (US$)		Price per carat (US$)
	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012
Holpan	2,071	-	$2,323,845	-	$1,122	-
Klipdam	2,365	2,973	$3,316,227	$1,680,313	$1,402	$565
Saxendrift	1,395	1,847	$2,649,531	$3,758,504	$1,899	$2,035
Klipdam Extension	595	-	$932,022	-	$1,567	-
Tirisano	-	975	-	$591,559	-	$607
Other	27		$6,396	-	$234	-
Total	6,453	5,795	$9,228,022	$6,030,376	$1,430	$1,041

The salient features of the fourth quarter diamond sales are as follows:

  The decision to concentrate on mining Rooikoppie unit instead of the paleo-channel resources led to the 26% increase in carats produced from Klipdam. The lower revenue per carat reflects the general smaller stone sizes which characterize the Rooikoppie unit where the cost of mining is also significantly lower.

  The combined impact of a 32% increase in carats sold from Saxendrift stones to 1,847 carats as well a 7% improvement in the average price per carat, underpinned by an increase in recovery of yellow diamonds, enabled the mine to produce revenue growth of 42% in the fourth quarter.

  Tirisano, which is currently ramping up its production, sold 975 carats at an average price per carat of $607. This is consistent with the values projected in the 2011 NI 43-101 report for Tirisano.

“On a like-for-like basis, sales from the Company’s three operational mines showed a year-on-year increase of 153% to 5,795 carats sold in the fourth quarter of fiscal 2012. The 10% decline in total carat production is the result of placing Holpan on care and maintenance and discontinuing the bulk sampling program at the Klipdam Extension property, decisions which were commercially based and had a positive impact on the Company’s overall viability,” said James Campbell, President and CEO.

Commenting on the diamond market, Campbell explained that: “We benefited from selling the inventories that we had accumulated towards the end of 2011 into a stronger market as diamond prices continued to recover throughout the quarter. Of particular benefit to Rockwell is the sustained growth in demand for investment diamonds, which comprise a large proportion of our production profile and for which we are known. Our operations are now better placed to meet our carat production targets, enabling us to deliver more consistent volumes of high quality diamonds to our beneficiation joint venture partner, Steinmetz Diamond Group, and our other customers.”

Notable Stones

The Company continued to produce large stones at all its operations during the fourth quarter with the recovery of 41 stones exceeding 10 carats:

  Klipdam produced 17 stones exceeding 10 carats, including seven stones exceeding 20 carats;
  Saxendrift produced 22 stones that were larger than 10 carats, of which half weighed more than 20 carats; and
  Tirisano produced two plus 10-caratstones.

These stones were channelled into the Company’s beneficiation joint venture with Steinmetz Diamond Group, which delivers value added revenues for Rockwell’s stones that are larger than 2.8 carats.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and the Company's home jurisdiction filings that are available at www.sedar.com.